News

FOR IMMEDIATE RELEASE
BMO Financial Group Declares Dividend
TORONTO, August 22, 2006 — The Board of Directors of Bank of Montreal today declared a quarterly dividend of 62 cents a share on paid-up common shares of Bank of Montreal for the fourth quarter of fiscal year 2006, unchanged from the previous quarter.
For the current quarter, the Board also declared a dividend of 30.00 cents a share on paid-up Class B Preferred Shares Series 4, a dividend of 33.125 cents a share on paid-up Class B Preferred Shares Series 5, a dividend of 29.6875 cents a share on paid-up Class B Preferred Shares Series 6, and a dividend of US 37.1875 cents a share on paid-up Class B Preferred Shares Series 10 of BMO.
The dividend on the common shares is payable November 29, 2006, to shareholders of record on November 3, 2006. The dividends on the preferred shares are payable November 27, 2006, to shareholders of record on November 3, 2006.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101
Investor Relations
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Internet: www.bmo.com